May 23, 2025

Dana Yaacov-Garbeli
Chief Financial Officer
Entera Bio Ltd.
Minrav Building     Fifth Floor
Jerusalem, Israel 9112002

       Re: Entera Bio Ltd.
           Form 10-K for the fiscal year ended December 31, 2024
           File No. 001-38556
Dear Dana Yaacov-Garbeli:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences